SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

Material Fact

Payment of Interest on Own Capital

Rio de Janeiro, April 17 th, 2014 – Petróleo Brasileiro S.A - Petrobras announces it will pay on April 25th, 2014 the 1st and only installment of remuneration to shareholders related to the fiscal year 2013. The payment will be made as Interest on Own Capital (IOC), based on the shareholding position of April 2 nd, 2014.

The amount of the installment to be paid will be adjusted by the SELIC interest rate from December, 31st, 2013 to April 25th, 2014, reaching the amount of R$ 0.53808 for common shares (PBR) and R$ 0.99757 for preferred shares (PBR.A). The tables below present the SELIC interest rate adjustment calculation.

Common Shares (PBR)	IOC
Amount in Reais per Common Share (ON)	R$ 0,52170
Selic Rate Adjustment	R$ 0,01638
Total Amount	R$ 0,53808

Preferred Shares (PBR.A)	IOC
Amount in Reais per Non-voting Share (PN)	R$ 0,96720
Selic Rate Adjustment	R$ 0,03037
Total Amount	R$ 0,99757

A 15% income tax will be levied on the amounts of R$ 0,52170 per common share (ON) and R$ 0,96720 per non-voting share (PN) and a 22,5% income tax will be levied on the amounts of R$ 0,01638 per common share (ON) and R$ 0,03037 per non-voting share (PN), corresponding to the SELIC interest rate adjustment. The Income Tax withholdings mentioned above will NOT apply to immune and exempt shareholders.

1.         CREDIT INSTRUCTIONS

Payment will be made by Banco do Brasil S.A., institution depositary of book-entry shares.

Shareholders who have a bank account at Banco do Brasil S.A., or at other banks, whose registration is properly filled out, will receive an automatic credit in their bank account on the date of payment.

For shareholders whose registration does not contain the “Bank/Branch/Checking Account” inscription, rights will only be credited on the date in which registration is updated in the electronic files of Banco do Brasil S.A., through its branches.

For shares deposited in the Fungible Custody of Stock Markets, payment will be credited in the respective Stock Markets and will be transferred to shareholders by deposit brokers.

Shareholders who have a share-warrant to bearer may go to any Banco do Brasil S.A. branch with their Individual Taxpayer Identification Number (CPF), Identity Card, proof of residence and certificates with the respective coupons in order to convert shares to book entry form for subsequent yield payment. Bank account information for crediting amounts into a checking account may be provided at this time.

For the American Depositary Receipts (ADRs) negotiated at the New York Stock Exchange – NYSE, payment will be made by BNY Mellon, depositary bank of ADRs. The expected date of payment of the ADRs is May 2nd, 2014. Information and clarifications may be obtained at www.adrinform.com.

2. ASSISTANCE LOCATIONS

Additional information may be obtained by calling the Banco do Brasil Customer Hotline at +55 21 4004-0001 (Capitals and metropolitan areas) and 0800-7290001 (other Brazilian locations) or by visiting any Banco do Brasil S.A. branch, as well as at the Petrobras head office located at Av. República do Chile, 65 - 1002-B - Rio de Janeiro/RJ or by calling +55 21 3224-1510.

3. NOTES

The Interest on Own Capital not claimed within 3 (three) years as of the date of payment (04/25/2014) will expire and will be reverted in favor of the company (Law 6404/76, Article 287, Item II, subitem a).

Rio de Janeiro, April 17 th, 2014

Almir Guilherme Barbassa

CFO and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.